SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CORD BLOOD AMERICA, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

21839P-10-7

(CUSIP Number)

December 7, 2007**

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This amendment is being submitted under Rule 13d-2(d) to reflect an increase in beneficially owned shares (to an amount in excess of 10% of shares outstanding) of the issuer’s common stock. Corrective note: the reporting person’s initial filing on Schedule 13G incorrectly listed February 2, 2006 (rather than February 2, 2007) as the date of the event that required such initial filing.

CUSIP No. 21839P-10-7	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Independence Blue Cross I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 23-0370270
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF	5	SOLE VOTING POWER 14,685,366 Common Shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 14,685,366 Common Shares
WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,685,366 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.48%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 21839P-10-7	13G	Page 3 of 4 Pages

Item 1.

(a)

Name of Issuer:

Cord Blood America, Inc.

(b)

Address of Issuer’s Principal Executive Offices:

9000 W. Sunset Boulevard, Suite 400

West Hollywood, CA  90069

Item 2.

(a)

Name of Person Filing:

Independence Blue Cross

(b)

Address of Principal Business Office or, if none, Residence:

1901 Market Street

Philadelphia, PA  19103

(c)

Citizenship/Place of Organization:

Pennsylvania

(d)

Title of Class of Securities:

Common Stock, $0.0001 Par Value

(e)

CUSIP Number:

21839P-10-7

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 14,685,366 Common Shares

CUSIP No. 21839P-10-7	13G	Page 4 of 4 Pages

(b)

Percent of class: 11.48%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: 14,685,366 Common Shares

(ii)

Shared power to vote or to direct the vote

(iii)

Sole power to dispose or to direct the disposition of: 14,685,366 Common Shares

(iv)

Shared power to dispose or to direct the disposition of

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2007

INDEPENDENCE BLUE CROSS

By:	/s/ Richard J. Neeson
Richard J. Neeson Senior Vice President